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Wallbox Announces an Agreement with Core Banking Partners and Major Shareholders, Advancing into its Next Phase with a Renewed Capital Structure

BARCELONA, Spain - December 1, 2025 - Wallbox (NYSE: WBX), a global leader in EV charging and energy management solutions, has reached an indicative commercial agreement (“Commercial Agreement”) with its core banking partners and its major shareholders, which contemplates an extension of debt maturities and a proposed liquidity injection of €22.5 million through a combination of debt and equity, to provide a renewed capital structure for the company.

This milestone represents a coordinated step by Wallbox, its core banking partners, and strategic long-term shareholders, demonstrating alignment and confidence in the company’s direction. The successful implementation of the Commercial Agreement is expected to enhance Wallbox’s ability to execute its business plan in the rapidly scaling electric mobility and smart energy market.

The Commercial Agreement has been reached by entering into an indicative term sheet (“Term Sheet”) with the company’s core banking partners, Santander, BBVA and CaixaBank, which together represent approximately 65% of its existing debt, outlining the key commercial terms for a proposed renewed capital structure; and a non-binding letter of intent with certain key shareholders (Inversiones Financieras Perseo, S.L. (an Iberdrola group company), Orilla Asset Management, S.L., AM Gestió, S.L., Consilium, S.L., and Mingkiri, S.L.) regarding a proposed new equity investment.

As outlined in the Term Sheet, Wallbox’s financial debt would be refinanced through a new syndicated structure which includes revised maturities, amortization structures and interest terms. The proposed structure is expected to enhance liquidity and reinforce the company’s capital structure for the coming years.

The Term Sheet includes:

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Refinancing €55.0 million of existing bilateral loans into a new syndicated term loan, maturing in December 2030, with amortization beginning with limited quarterly payments starting in Q3 2026 and increasing gradually through 2027–2030.
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Establishing a new €63.2 million bullet instrument, maturing in December 2030, accruing payment-in-kind (PIK) interest.
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Restructuring the company’s working capital facilities into a new €52.3 million syndicated working capital line, maturing in December 2028 and featuring two successive automatic 12-month extensions unless opposed by a majority of lenders, and bearing interest aligned with the new syndicated term loan.
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€12.5 million in new trade commitments to be provided by the participating lenders and expected to be partially guaranteed by a credit insurance company. This facility is expected to strengthen Wallbox’s working capital position and support the management of payables and receivables as the company continues to grow.

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The new debt instruments will include customary terms and conditions, to be agreed and set forth in the definitive documentation, and will be guaranteed and secured by a comprehensive collateral package customary for transactions of this nature, including security over shares in certain subsidiaries and other key assets, as well as potential convertible right into shares upon certain events to be agreed.

The company is also engaged in advanced negotiations with the other principal lenders under its existing financing arrangements, which includes Instituto de Crédito Oficial E.P.E., Institut Català de Finances, Mora Banc Grup, S.A., and EBN Banco de Negocios, S.A., as well as with Compañía Española de Financiación del Desarrollo (COFIDES), S.A., S.M.E., to incorporate their current facilities into the renewed capital structure. Including these debt instruments, and subject to completion of definitive documentation, the Commercial Agreement is expected to cover approximately 85% of the company’s total existing indebtedness.

The company is also seeking support from other minority lenders not part of the Commercial Agreement which are intended to be part of the restructuring process.

In parallel with the debt restructuring, the Commercial Agreement contemplates Wallbox raising €10 million of new equity to reinforce its capital structure, outlined as follows:

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€5 million expected to be provided by the key shareholders referenced above through private placements, rights offerings open to all existing shareholders or a combination of both.
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Additional €5 million expected to be raised through mechanisms currently being analysed.

The Commercial Agreement, which is non-binding, provides a framework to continue to finalize and implement the renewed capital structure and clarifies the expected commercial terms with our core banking partners.

Wallbox expects to finalize negotiations, complete the additional equity raise and effectuate the renewed capital structure in the following weeks through the execution of a Spanish restructuring plan which must be filed for judicial approval in accordance with applicable Spanish law. As part of this process, the company and certain of its subsidiaries have submitted a formal communication to initiate negotiations with its creditors before the Spanish courts under the applicable legal framework to facilitate the orderly implementation of the Commercial Agreement.

“This Commercial Agreement marks an important step toward reinforcing Wallbox’s long-term financial position,” said Enric Asunción, CEO and Co-founder of Wallbox. “It reflects the strong commitment of our banking partners and shareholders, and I want to thank them for their continued support and confidence in our long-term vision.”

“The proposed capital structure contemplated in this agreement would provide Wallbox with a clearer, more balanced, and more sustainable financial framework,” said Luis Boada, CFO of Wallbox. “The combination of long-term debt refinancing, strengthened working capital facilities, and the planned equity contribution significantly enhances our liquidity and flexibility. These measures will give us a more resilient foundation to operate with stability

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and continue executing our business plan. We remain focused on financial discipline and creating long-term value for all our stakeholders.”

About Wallbox
Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 100 countries around the world. Founded in 2015 in Barcelona, where the company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and America. For more information, visit www.wallbox.com

Forward Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s ability to enter into definitive agreements with its relevant creditors and key shareholders giving effect to the provisions of the Commercial Agreement, including the term sheet referenced above, and otherwise effectuate the proposed capital restructuring, expected future operating results and financial position, profitability and cost optimization, industry and company growth, business strategy and plans and market opportunity. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives or reduction thereof;political and economic uncertainty and macroeconomic factors, such as impacts from tariffs and trade barriers, geopolitical conflicts, consumer spending, inflation and foreign exchange rates; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox’s supply or manufacturing partners; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; executive orders and regulatory changes under the U.S. political administration and uncertainty therefrom, as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s

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estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Wallbox Public Relations Contact: Wallbox Investor Contact:

Albert Cabanes Michael Wilhelm

Public Relations Corporate Development & IR

Press@wallbox.com Investors@wallbox.com